UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                  SCHEDULE 13D
                                (Rule 13d - 101)

                          INFORMATION TO BE INCLUDED IN
                   STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                       AND AMENDMENTS THERETO PURSUANT TO
                                  RULE 13d-2(a)


                               IKON VENTURES, INC.
                               -------------------
                                (Name of Issuer)



                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   451714 20 8
                                 --------------
                                 (CUSIP Number)




                          1000 Woodbury Road, Suite 214
                               Woodbury, NY 11797
                          -----------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)



                                 August 8, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           451714 20 8                               Page 2 of 11 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:              Jonathan D. Siegel
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               6,133,099
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     3,150,877
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,491,111
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,133,099
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           451714 20 8                               Page 3 of 11 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:              Gregory C. Frank
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               6,133,102
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     3,150,880
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,491,111
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,133,102
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           451714 20 8                               Page 4 of 11 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:      The J.B. Sutton Group, Inc.
                                        401(k) Profit Sharing Plan, dtd 10/1/95
                                        f/b/o Jonathon D. Seigel
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               1,139,195
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       178,893
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       960,302
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,139,195
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         EP
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           451714 20 8                               Page 5 of 11 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:              Sigma Limited S.A.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                      -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     3,537,778
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,537,778
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement is being filed jointly by Jonathan D. Siegel, George C. Frank, The J.B. Sutton Group Inc. 401(k) Profit Sharing Plan dated 10/1/95 f/b/o Jonathan D. Seigel and Sigma Limited S.A. The filers of this statement are collectively referred to as the "Group" or "Reporting Persons."

         This statement relates to the Common Stock, $.001 par value per share ("Common Stock"), of Ikon Ventures, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 1000 Woodbury Road, Suite 214, Woodbury, NY 11797.

Item 2.  Identity and Background.

         (a) This statement is filed by Jonathan D. Siegel, Gregory C. Frank, The J.B. Sutton Group, Inc. 401(k) Profit Sharing Plan dated 10/1/95 f/b/o Jonathan D. Siegel and Sigma Limited S.A.

         (b) The business address of each Reporting Person except Sigma Limited S.A. is, 1000 Woodbury Road, Suite 214, Woodbury, NY 11797. The business address for Sigma Limited S.A. is Rue-Fritz-Courvoisier 40, 2300 La Chaux-de-Fonds, Switzerland

         (c) No member of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) No member of the Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member of the Group being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (e) Each Reporting Person except Sigma Limited S.A. are citizens of the United States. Sigma Limited S.A. ("Sigma") is a company organized under the laws of Switzerland. All of the capital stock of Sigma is owned by a discretionary trust whose beneficiaries are members of Ian Rice's family. Mr. Rice is a member of the Issuer's board of directors. Mr. Rice disclaims beneficial ownership of Sigma.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to an Agreement and Plan of Share Exchange, dated as of June 17, 2001, and as amended as of July 18, 2001 (the "Agreement"), by and among Ikon Ventures, Inc., a Nevada corporation ("Ikon"), Sutton Online, Inc., a Delaware corporation ("Sutton"), and the stockholders of Sutton (collectively, the "Stockholders"), Ikon agreed to issue to the Stockholders 2.2222222 shares of Ikon's common stock, par value $.001 per share (the "Ikon Common Stock"), in exchange for each share of Sutton's common stock, par value $.025 per share (the "Sutton Common Stock") issued and outstanding on the date of the consummation of such exchange. The closing of the exchange (the "Closing") occurred on August 8, 2001 (the "Closing Date").

         At the Closing, the Reporting Persons were issued an aggregate of 9,002,964 shares of Ikon Common Stock and 3,818,793 warrants which are exercisable into 3,818,793 shares of Ikon common stock at an exercise price of $2.50 per share, which shares, after giving effect to certain other transactions effected at or prior to the Closing, represented approximately 53.5% of the total then issued and outstanding shares of Ikon Common Stock. Pursuant to the Agreement, on the Closing Date, Kurt Schlapfer and Stephen Gross, two of Ikon's three officers and directors, resigned, Ikon's remaining director and officer, Ian Rice, resigned as an officer and Mr. Rice appointed, Jonathan D. Siegel, the Chief Executive Officer of Sutton ("Siegel"), and Gregory C. Frank, the Chief Operating Officer of Sutton ("Frank"), as the Chief Executive Officer and Chief Operating Officer, respectively, of Ikon. In addition, subject to and effective upon compliance with Rule 14f-1 under the Securities Exchange Act of 1934, Mr. Rice appointed Siegel, Frank and Richard C. Joyce as the new board of directors of Ikon and tendered his resignation as a director.

         In addition, as of August 1, 2001, the Reporting Persons and Global Capital ("GCAP") Partners, Inc. entered into a certain Stock Purchase Agreement (the "Purchase Agreement") whereby GCAP agreed to sell and the Reporting Persons agreed to purchase an aggregate of 2,684,000 shares of common stock of Sutton and 500,000 common stock purchase warrants. At the Closing these securities were converted into 5,964,444 shares of Ikon's common stock and 1,111,111 warrants to purchase 1,111,111 shares of Ikon common stock. In connection therewith, the Reporting Persons entered into a voting agreement dated August 1, 2001 (the "Voting Agreement") pursuant to which Sigma agreed to vote (i) 1,491,111 shares of the Issuers common stock owned by it in such a manner as requested by Siegel so long as he is Chief Executive Officer of the Issuer, and (ii) 1,491,111 shares of the Issuers common stock owned by it in such a manner as requested by Frank so long as he is the President of the Issuer. The Voting Agreement also provides that the securities acquired through the Purchase Agreement cannot be sold without the prior written consent of all the Reporting Persons.

Item 4.  Purpose of Transaction.

         The Agreement was consummated in order to complete the acquisition of the business of Sutton. See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

         Mr. Jonathan Siegel beneficially owns and has the sole power to vote 6,133,099 shares of the Issuer's Common Stock or 28.1% of the shares of Common Stock. Mr. Siegel has the sole power to direct the disposition of 4,641,988 shares of Issuer's Common Stock.

         Mr. Gregory Frank beneficially owns 6,133,102 shares of the Issuer's Common Stock, or 28.1% of the shares of Common Stock. Mr. Frank has the sole power to direct the disposition of 4,641,991 shares of Issuer's Common Stock.

         The J.B. Sutton Group Inc. 401(k) Profit Sharing Plan dtd 10/1/95 f/b/o Jonathan Siegel beneficially owns 1,139,195 shares of the Issuer's Common Stock, or 5.6% of the shares of Common Stock.

         Sigma beneficially owns 3,537,778 shares of the Issuer's Common Stock, or 17.1% of the shares of Common and has the sole power to direct the disposition of 3,537,778 shares of Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Voting Agreement, dated as of August 1, 2001, among the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2001
---------------
     (Date)



                                       /s/ JONATHAN D. SIEGEL
                                           -------------------------------------
                                           Jonathan D. Siegel



                                       /s/ GREGORY C. FRANK
                                           -------------------------------------
                                           Gregory C. Frank



                                       J.B. Sutton Group Inc. 401(k) Profit
                                       Sharing Plan Dated 10/1/95 F/B/O Jonathan
                                       D. Siegel


                                       By: /s/ JONATHAN D. SIEGEL
                                           -------------------------------------
                                           Jonathan D. Siegel



                                       Sigma Limited S.A.



                                       By: /s/ YVES DUBOIS
                                           -------------------------------------
                                           Yves Dubois, Secretary

                                    Exhibit 1

                                    AGREEMENT


         AGREEMENT, is entered into as of the 1st day of August 2001, by and among Jonathan D. Siegel, an individual residing at 84 East Shore Road, Huntington Bay, New York 11743 ("Siegel"); Gregory C. Frank, an individual residing at 300 Edwards Street, Apt. 3 I East, Roslyn Heights, New York 11577 ("Frank"); the J.B. Sutton Group Inc. 401 (k) Profit Sharing Plan dated 10/1/95 f/b/o Jonathan D. Siegel, with an address at 1000 Woodbury Road, Suite 214, Woodbury, New York 11797 (the "Siegel 401(k)"); and Sigma Limited S.A., a business entity formed under the laws of Switzerland, with offices at Rue-Fritz-Courvoisier 40, 2300 La Chaux-de-Fonds, Switzerland ("Sigma")(Siegel, Frank, the Siegel 401(k) and Sigma are sometimes hereinafter individually referred to as a "Pledgor" and collectively as the "Pledgors").

         WHEREAS, the Pledgors and Global Capital Partners, Inc., a Delaware corporation ("GCAP") have entered into a certain Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), whereby GCAP has agreed to sell and Pledgors have agreed to purchase an aggregate of 2,684,000 shares of the common stock (the "Purchased Shares") of Sutton Online, Inc., a Delaware corporation ("Sutton Online"); and

         WHEREAS, pursuant to Section 1.2(b)(i) of the Purchase Agreement, Siegel has agreed to execute a promissory note in the principal amount of Three Hundred Seventy Five Thousand Dollars ($375,000) (the "Siegel Note") in favor of GCAP in partial payment for that portion of the Purchased Shares being purchased by Siegel; and

         WHEREAS, pursuant to Section 1.2(b)(ii) of the Purchase Agreement, Frank has agreed to execute a promissory note in the principal amount of Three Hundred Seventy Five Thousand Dollars ($375,000) (the "Frank Note") in favor of GCAP in partial payment for that portion of the Purchased Shares being purchased by Frank; and

         WHEREAS, pursuant to Section 1.2(b)(iii) of the Purchase Agreement, Sigma has agreed to execute a promissory note in the principal amount of Eight Hundred Fifty Thousand Dollars ($850,000) (the "Sigma Note" and collectively with the Siegel Note and the Frank Note, the "Notes") in favor of GCAP in partial payment for that portion of the Purchased Shares being purchased by Sigma; and

         WHEREAS, in order to induce GCAP to enter into the Purchase Agreement and sell the Purchased Shares to Pledgors, Pledgors and GCAP have entered into a certain Pledge Agreement, dated as of the date hereof (the "Pledge Agreement"), whereby Pledgors have agreed to pledge the Purchased Shares to GCAP to secure payment of the Notes; and

         WHEREAS, pursuant to a certain Plan and Agreement, dated as of June 19, 2001 and as amended on July 18, 2001, among Ikon Ventures, Inc., a Nevada corporation ("Ikon"), Sutton Online and the stockholders thereof, including the Pledgors, all of the issued and outstanding shares of Sutton Online's common stock, including the Purchased Shares, will be exchanged on the date hereof for shares of Ikon's common stock, as a result of which Sutton Online will become a wholly-owned subsidiary of Ikon, the Purchased Shares will be exchanged for 5,964,444 shares of Ikon common stock (the "Ikon Pledged Shares") and the Ikon Pledged Shares will be substituted under the Pledge Agreement as the "Purchased Shares"; and

         WHEREAS, the parties hereto believe it is in their best interests to provide for the exercise of certain of their rights under the Pledge Agreement and otherwise with respect to the Purchased Shares,

         NOW, THEREFORE, in consideration of the premises and mutual covenants and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Defined Terms. All capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Pledge Agreement.

         2. Sales; Prepayments. No party hereto shall exercise his or its right to effect a Sale under the Pledge Agreement except with the prior written consent of all of the other parties hereto. In the event of any Sale or Prepayment, it is agreed that the Proceeds therefrom and the release of Purchased Shares shall be made in accordance with the terms of the Pledge Agreement.

         3. Voting. The agreements contained in this Section 3 constitute the voting agreement, as contemplated by Section 218 of the General Corporation Law of the State of Delaware, of Frank, Siegel and Sigma.

                  (a) Sigma hereby unconditionally and irrevocably agrees to vote any and all of its 2,982,222 of the Purchased Shares (the "Sigma Shares") at such time and in such manner and to such extent as may from time to time and at any time be requested (orally or in writing) by Siegel so long as he is the Chief Executive Officer of Ikon to the extent of one-half of the Sigma Shares and as may be requested (orally or in writing) by Frank so long as he is the President of Ikon to the extent of one-half of the Sigma shares; provided that if either Siegel or Frank shall cease to hold such position then Sigma shall vote all of the Sigma Shares as shall be requested by the party who remains in such position. To the extent that Siegel or Frank fails to make any such request, in connection with each matter on which each of Siegel, Frank and Sigma votes or has the right to vote, Sigma hereby irrevocably and unconditionally agrees to vote one-half of the Sigma Shares in the same manner as Siegel votes his portion of the Purchased Shares and one-half of the Sigma Shares in the same manner as Frank votes his portion of the Purchased Shares; provided that if either Siegel or Frank shall cease to hold the position with Ikon as provided herein, then Sigma hereby irrevocably and unconditionally agrees to vote all of the Sigma shares with the party who shall remain in such position with Ikon as provided herein.

                  (b) For purposes of this Agreement, "voting" includes casting or withholding votes at a meeting of holders of shares of Ikon common stock, giving or withholding written consent to action in lieu of a meeting of holders of Ikon common stock, giving or withholding waiver of notice of a meeting of holders of Ikon common stock, and any action or withholding of action which is similar thereto or which has or could be expected to have similar effect.

                  (c) Sigma hereby irrevocably and unconditionally constitutes and appoints Siegel, as its true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to: (i) vote at any and all times one-half or all of the Sigma Shares, as the case may be, as provided in Section 3(a) hereof; (ii) act on, sign, deliver, publish, acknowledge and file any and all such consents, waivers, certificates, instruments, agreements and other documents as may be necessary, appropriate or expedient in connection with any and all votes or withholding of votes contemplated by this Section 3; and (iii) take any and all such actions which may be necessary, appropriate or expedient in connection with any and all votes or withholding of votes contemplated by this Section 3 granting unto such agent, proxy and attorney-in-fact, and each of Siegel's substitutes, full power and authority to do and perform each and every act and thing necessary, appropriate or expedient to be done, as fully for all intents and purposes as he or it might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy, and attorney-in-fact or any of Siegel's substitutes may lawfully do or cause to be done by virtue hereof. This provision is coupled with an interest.

                  (d) Sigma hereby irrevocably and unconditionally constitutes and appoints Frank, as its true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to: (i) vote at any and all times one-half or all of the Sigma Shares as the case may be as provided in Section 3(a) hereof; (ii) act on, sign, deliver, publish, acknowledge and file any and all such consents, waivers, certificates, instruments, agreements and other documents as may be necessary, appropriate or expedient in connection with any and all votes or withholding of votes contemplated by this Section 3; and (iii) take any and all such actions which may be necessary, appropriate or expedient in connection with any and all votes or withholding of votes contemplated by this Section 3 granting unto such agent, proxy and attorney-in-fact, and each of Frank's substitutes, full power and authority to do and perform each and every act and thing necessary, appropriate or expedient to be done, as fully for all intents and purposes as he or it might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy, and attorney-in-fact or any of Frank's substitutes may lawfully do or cause to be done by virtue hereof. This provision is coupled with an interest.

         4.   Miscellaneous.

                  (a) Expenses. Each of the parties hereto will bear its own costs and expenses, including without limitation accounting, legal, consulting and other professional service expenses, incurred in connection with this Agreement and the transaction contemplated hereby.

                  (b) Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, three (3) days after the date of deposit in the mails to such party's address as first set forth above. Any party may by notice given in accordance with this Section 4 (b) to the other parties designate another address or person for receipt of notices hereunder.

                  (c) Amendment and Waiver. No delay on the part of any party hereto with respect to the exercise of any right, power, privilege, or remedy under this Agreement, the Pledge Agreements or the Notes, shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege, or remedy preclude any further exercise thereof or the exercise of any other right, power, privilege, or remedy. No modification or waiver by any party hereto of any provision of this Agreement, or consent to any departure by the other party therefrom, shall be effective in any event unless in writing, and then only in the specific instance and for the purpose for which given.

                  (d) Entire Agreement.This Agreement and the Pledge Agreement the entire agreement and understanding among Purchasers and Seller relating to the subject matter hereof, and supersede all prior agreements and understandings relating to the subject matter hereof.

                  (e) Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

                  (f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                  (g) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement affecting the validity or enforceability of such provision in any other jurisdiction.

                  (h) Headings. The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

                  (i) Schedule Incorporated. The schedule to this Agreement is incorporated into and constitute an integral part of this Agreement.

                  (j) Injunctive Relief. In the event of a breach or a threatened breach by any party of any of its representations, warranties, covenants or other obligations hereunder, any other party shall be entitled to an injunction or similar equitable relief restraining such party from committing or continuing any such breach or threatened breach or granting specific performance of any action required to be performed by such party under any such provision, without the necessity of proving any actual damages and without the necessity of posting any bond or other security.

                  (k) Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, executors, personal representatives, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties, or their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.



/s/ JONATHAN D. SIEGEL                 /s/ GREGORY C. FRANK
----------------------                 --------------------
Jonathan D. Siegel                     Gregory C. Frank


SIGMA LIMITED, S.A.                    J.B. SUTTON GROUP INC. 401(K)
                                       PROFIT SHARING PLAN DATED
                                       10/1/95 F/B/O/ JONATHAN D. SIEGEL


By: /s/ DUBOIS YVES                    By: /s/ JONATHAN D. SIEGEL
    ---------------                        ----------------------
    Name: Dubois Yves                      Jonathan D. Siegel, Trustee
    Title: Secretary